Part III: **Manner of Operations**

     Item 7:   **Order Types and Attributes**

         a.   Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

       i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

       ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

       iii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

       iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

       v.   whether an order type is eligible for routing to other Trading Centers;

       vi.   the time-in-force instructions that can be used or not used with each order type;

       vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

       viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

~~Order Types~~

~~BOATS only accepts limit day orders ("orders"). An order that is posted on the ATS and immediately executed (matched with a contra interest) against an order that was previously posted on the ATS is referred to as a "marketable" order; the order that was previously posted on the ATS is referred to as a "resting" order.~~

For example:

ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $10 is entered in the system at 11:00 p.m.;

ORDER B: tagged with identifier CLIENT2, a LIMIT DAY sell order to sell 500 shares of ABC @ $11 is entered in the system at 11:01 p.m.;

ORDER A and ORDER B are "resting" orders i.e., they are posted on the ATS and they are awaiting a contra interest;

ORDER C: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 500 shares of ABC @ $10 is entered in the system at 11:02 p.m.;

ORDER C is immediately executed (matched with a contra interest) @ $10 at 11:02 p.m. against resting ORDER A;

ORDER C is a marketable order

ORDER B remains resting on the ATS and will be held on the ATS until the end of the session, until the order is canceled, or until it is executed (matched with a contra interest)

All orders on the ATS order book are canceled at the end the trading session.

The only time-in-force instruction accepted by the ATS is DAY.

Routing
Orders are not routed away from BOATS. Message Priority
Incoming orders and related messages e.g., cancellations, etc. are processed in the order in which they are received by the ATS.

Match Priority

Orders are time-stamped to the millisecond by the ATS upon receipt, as are cancel/replaces. Orders are matched by the ATS on a price/time priority basis.

The orders of a Subscriber that enters both buy and sell orders in the same NMS Stock into the ATS are matched against each other, but only if there is not an existing order on the order book at the same or a better price. For example, assume the ATS receives the following orders:

- ORDER A: tagged with identifier CLIENT1, a LIMIT DAY buy order to buy 500 shares of ABC @ $15.10 at 11:00 p.m.;

- ORDER B: tagged with identifier CLIENT2, a LIMIT DAY buy order to buy 550 shares of ABC @ $15.10 at 11:01 p.m.;

- ORDER C: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 600 shares of ABC @ $15.10 at 11:02 p.m.;

- ORDER D: tagged with identifier CLIENT3, a LIMIT DAY buy order to buy 100 shares of ABC @ $15.10 at 11:03 p.m.; and

- ORDER E: tagged with identifier CLIENT3, a LIMIT DAY sell order to sell 800 shares of ABC @ $15.10 at 11:04 p.m.

Because the ATS's Operating Hours (8 p.m. ET to 4 a.m. ET) are after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to, and do not relate to the NBBO, which is not available during the Operating Hours.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until such order has expired by its terms, is canceled, or is executed and, when executed, is binding on the Subscriber placing the order. Subscribers may cancel their pending orders at any time before execution at their discretion.

A reduction in an order's size through a cancel/replace instruction does not affect the order's original time priority. Changes that increase an orders size cause the order to lose priority to existing orders at the same price and result in a new time priority. A change in an order's price, however, results in a new time priority being assigned to the order.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price).

All Subscribers are assigned the same risk limits (i.e. daily notional limit, maximum notional value per order, maximum order quantity, maximum orders per second) when onboarded onto the ATS. Subscribers can request lower risk setting than those assigned to all Subscribers when onboarded. As described in Part III, Item 3(a), Subscribers who breach their assigned risk limits may be excluded from participating on the ATS.

Trading Operations monitors Subscriber's assigned risk limits, including whether Subscribers are sending orders in excess of 100 orders-per-second or a single order with a notional value exceeding $5million. Subscriber orders violating these risk limits will be rejected, and Subscribers are reminded of their assigned risk limits.

Required Fields
- Sending time (Time of order creation expressed in UTC)
- Client Order ID (unique identifier per order/per session)

- Side (Buy, Sell, Sell Short, Sell Short Exempt)
- Symbol

- Time In Force = DAY

- Order Type = Limit

- Price

ORDER TYPES, ORDER INSTRUCTIONS, ORDER HANDLING, PRIORITY:

BOATS supports only a single order type, LIMIT. Orders may be entered with Time-in-Force ("TIF") instructions of "DAY," or Immediate-or-Cancel ("IOC"). An order with "DAY," TIF instructions refers to the BOATS operating session of 8:00 p.m. ET to 4:00 a.m. ET. Orders may be designated with a "DISPLAYED, or "NON-DISPLAYED," direction, further described in Part III, Item 15. Subscribers submitting orders with a "DISPLAYED, or "NON-DISPLAYED," direction, must submit the entire order with the direction. "DISPLAYED," or "NON-DISPLAYED" orders are matched based on the ATS's price/time priority rules. MARKET" or "PEGGED" orders are not supported. Supported order types are available to all Subscribers.

BOATS looks to match orders with IOC TIF instructions upon receipt in the matching engine and will execute the order if a marketable contra interest exists. If there is no matching opportunity upon receipt or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber.

Because BOATS operating session, as described in Part III, Item 4, occurs after the Core Market Hours (9:30 a.m. ET to 4 p.m. ET, Monday through Friday), trades executed on the ATS are not priced according to, and do not relate to the NBBO, which is not available during the operating session. Trades on the ATS are executed according to the reference price, as described in Part III, Item 23.

Orders, along with cancel/replaces, are time-stamped to the millisecond. Orders are matched by the ATS on a price/time priority basis. Once an order has been submitted the ATS matches it with a matching contra order rested on the ATS. Incoming orders and related messages (e.g., cancellations) are processed in the order in which they are received by the ATS.

Change instructions reducing an order's size through a cancel/replace do not affect the order's original time priority. Change instructions which increase an order's size result in the order losing priority to existing orders at the same price. Change instructions to an order's price result in a new priority being assigned.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until: (i.) the order has expired by its terms, (ii.) the order is canceled, or (iii.) the order is executed. Executed orders are binding to Subscriber placing the order. Subscribers may cancel their pending eligible orders at any time before execution at their discretion.

Orders with "IOC" TIF instructions cannot be modified, canceled, or replaced. Orders with "DISPLAYED, or "NON-DISPLAYED," direction can be modified, canceled, or replaced.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price).

All Subscribers are assigned the same risk limits (i.e. daily notional limit, maximum notional value per order, maximum order quantity, maximum orders per second) when onboarded onto the ATS. Subscribers can request lower risk setting than those assigned to all Subscribers when onboarded. As described in Part III, Item 3(a), Subscribers who breach their assigned risk limits may be excluded from participating on the ATS.

Trading Operations monitors Subscriber's assigned risk limits, including whether Subscribers are sending orders in excess of 100 orders-per-second or a single order with a notional value exceeding $5million. Subscriber orders violating these risk limits will be rejected.

All orders on the ATS order book are canceled at the end of the operating session.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

X Yes   **D** No

If no, identify and explain any differences.

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

D Yes   **X** No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

X Yes   **D** No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

As described in Part III, Item 7, BOATS accepts orders designated with a DISPLAYED, or "NON-DISPLAYED," direction. NON-DISPLAYED orders that have been received by the ATS but not yet matched are not disseminated through the Blue Ocean market data feeds, but NON-DISPLAYED order executions are included in TRF Reporting and Last Sale, Top of Book, and Full Depth of Book feeds.

As described in Part II, Item 5(a), BOATS is responsible for the creation and anonymization of market data, and BOT manages and distributes market data to recipients during the operating hours of the ATS.

Recipients and Receivers of the BOT direct market data feed can integrate the

market data feed directly into their order or execution management systems. The market data feed is delivered during the operating hours of the ATS. As described in Part III Item 11(a), BOT utilizes MEMX technology to transmit direct market data feeds from the BOATS data center in EquinixNY4.

All recipients of market data receive all the BOT market data feeds. BOT does not limit, delay, or restrict market data feeds to recipients who comply with the terms of the Master Data Agreement. BOT can suspend delivery of market data to recipients, in a non-discriminatory manner.

Examples of why BOT can suspend delivery of market data, in a non-discriminatory manner, include:

i. Violations of the material terms of the Master Data Agreement
ii. Breach of the IP rights
iii. Delinquency on payments for services

Market Data feeds include:

i. Top of Book- The single best price bid and ask offers as pre-trade transparency, and all Last Sale data per security including time stamp, price, and quantity.
ii. Last Sale- All matched trades published per security including time stamp, price, and quantity
iii. Full Depth of Book- All order book bid and ask offers for full pre-trade transparency, and all Last Sale per security including time stamp, price, and quantity.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

X Yes D No

If no, identify and explain any differences.

Item 25: Fair Access

a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?

X Yes D No

b. If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS?

X Yes D No

If yes,

i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and

~~YINN,~~ YANG

ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.

The Blue Ocean ATS is not accepting orders in the symbol ~~YINN~~ YANG from any Subscriber.